Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 30, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our intimation dated January 30, 2024 and May 24, 2024, wherein we have informed about the investment by the Company in equity shares of Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), a wholly-owned subsidiary of the Company, upto an amount of Rs. 6,500 million, and AOL will make similar investment in equity shares of Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of AOL and a step-down wholly-owned subsidiary of the Company.

In this connection, we further inform that AOL has made an investment of Rs. 649,99,99,520/- in APSL and APSL has allotted 11,60,71,420 equity shares of Rs. 10 each at a premium of Rs. 46/- per share to AOL on May 30, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above fund infusion is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.	Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), and a step down wholly-owned subsidiary of the Company. The fund infused by AOL in APSL is to support the capex and working capital requirements of APSL. The turnover of APSL for FY2024 was Rs. 443 Crores.
2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The investment in APSL is a related party transaction, as AOL and APSL are wholly owned subsidiaries and accordingly a related party to the Company. The investment is done based on valuation report of an Independent Valuer and on arm’s length basis. Except as stated above, the promoter/ promoter group/ group companies have no interest in AOL and APSL.
3	Industry to which the entity being acquired belongs	APSL is a contract research, development, and manufacturing organization (CRO/CDMO) providing end-to-end solutions in chemistry, and biology [discovery, development and manufacturing].
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The fund infused by AOL in APSL is to support the capex and working capital requirements of APSL.
5	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable.
6	Indicative time period for completion of the acquisition	APSL has allotted 11,60,71,420 Equity shares of Rs.10 each at a premium of Rs. 46/- to AOL on May 30, 2024.
7	Nature of consideration- whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired	Cash consideration of Rs. 649,99,99,520/- towards subscription of equity shares of 11,60,71,420 equity shares of Rs.10 each at a premium of Rs. 46/-.
9	Percentage of shareholding/ control acquired and/ or number of shares acquired	APSL is a wholly owned subsidiary of the AOL and step down wholly owned subsidiary of the Company.
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

APSL is a contract research, development, and manufacturing organization (CRO/CDMO) providing end-to-end solutions in chemistry, and biology [discovery, development and manufacturing]. The company was incorporated on 16th of September, 2019. The turnover of the company for the previous 3 years is shown in below table:

		FY2024	Rs. 443 Crores
		FY2023	Rs. 331 Crores
		FY2022	Rs. 361 Crores